UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2016

NorthStar Asset Management Group Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-36301 (Commission File Number)	46-4591526 (I.R.S. Employer Identification No.)

399 Park Avenue, 18th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 547-2600
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01  Other Events.

Settlement of Certain Litigation and Supplemental Information to the Definitive Proxy Statement

As previously announced, on June 2, 2016, NorthStar Asset Management Group Inc., a Delaware corporation (“NSAM”), entered into an Agreement and Plans of Merger, as amended from time to time, with NorthStar Realty Finance Corp., a Maryland corporation (“NRF”), Colony Capital, Inc., a Maryland corporation (“Colony”), and certain subsidiary entities of NSAM and NRF, pursuant to which NSAM, Colony and NRF will combine in an all-stock merger of equals (the “Mergers”). In connection with the Mergers, each of NSAM, Colony and NRF has filed a definitive joint proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2016, which was supplemented by the Current Report on Form 8-K filed with the SEC by each of NSAM and NRF on November 23, 2016 (the “Definitive Proxy Statement”).

As previously described in the Definitive Proxy Statement, a purported stockholder of NSAM filed a putative class action complaint in the United States District Court of the District of Maryland (referred to as the Kessler action) against NSAM and the members of the NSAM board. The complaint alleges, among other things, that the initial joint proxy statement/prospectus and the first and third amendments thereto filed in respect of the Mergers omit or misstate various facts concerning the financial analyses performed by the financial advisors to NSAM and the special committee of the NSAM board. Also as noted in the Definitive Proxy Statement, substantially similar claims were filed against Colony, NRF, and their respective boards of directors.

On December 9, 2016, NSAM entered into a Memorandum of Understanding with the plaintiff in the Kessler action providing for the settlement of the Kessler action (the “NSAM Memorandum of Understanding”). In the NSAM Memorandum of Understanding, NSAM agreed to make certain supplemental disclosures to the Definitive Proxy Statement solely for the purposes of minimizing the time, burden, and expense of litigation. The NSAM Memorandum of Understanding provides that, in exchange for making these disclosures, defendants will receive, after notice to potential class members and upon court approval, a customary release of claims relating to the Mergers. Similar settlements in principle have been reached in the related litigations against Colony, NRF, and their respective boards of directors.

NSAM believes that no additional disclosure is required to supplement the Definitive Proxy Statement under applicable laws. However, to minimize the costs, risks and uncertainties inherent in litigation and to avoid any potential delay of the consummation of the Mergers, and without admitting any liability or wrongdoing, NSAM has agreed, pursuant to the NSAM Memorandum of Understanding, to make certain supplemental disclosures to the Definitive Proxy Statement as set forth below.

The supplemental disclosure to the Definitive Proxy Statement set forth in this Current Report on Form 8-K should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. To the extent that information in this Current Report on Form 8-K differs from information contained in the Definitive Proxy Statement, the information in this Current Report on Form 8-K shall supersede such information contained in the Definitive Proxy Statement. Defined terms not defined herein have the meanings set forth in the Definitive Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Definitive Proxy Statement in the case of an amended and restated disclosure.

Supplemental Information to the Definitive Proxy Statement

The following disclosure supplements and restates the third sentence of the first full paragraph on page 176 of the Definitive Proxy Statement in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information of NSAM”:

The NSAM Standalone Projections include certain non-GAAP financial measures, such as Net Revenues, EBITDA and CAD (each as defined below).

The following disclosure supplements the disclosure in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information of NSAM” beginning on page 175 of the Definitive Proxy Statement:

Set forth in the table below is a reconciliation of NSAM’s projection of CAD (a non-GAAP financial measure), as included in the NSAM Standalone Financial Projections, to Net Income (a GAAP financial measure) for the periods indicated below.

As described in more detail on pages 175 and 176 of the Definitive Proxy Statement, NSAM does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. The inclusion of this information in the Definitive Proxy Statement as well as in the supplemental disclosure as set forth in this Current Report on Form 8-K should not be regarded as an indication that the NSAM special committee, the NSAM board, their respective advisors or any other person considered, or now considers, the NSAM Standalone Projections to be material or to be necessarily predicative of actual future results and the NSAM Standalone Projections should not be relied upon as such.

The NSAM Standalone Projections were previously included in the Definitive Proxy Statement. The NSAM Standalone Projections, as supplemented in this Current Report on Form 8-K, were not, as described in more detail in the Definitive Proxy Statement, prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. In addition, the disclosure of the NSAM Standalone Projections in the Definitive Proxy Statement, as supplemented by this Current Report on Form 8-K, is not being made to influence your decision whether to vote for or against the NSAM merger proposal and the NSAM charter proposal.

	Years Ending December 31(3),
	2016E	2017E	2018E
	($ in millions)
Net Income (Loss) Attributable to Common Stockholders	$150	$182	$227
Non-controlling Interests Attributable to the Operating Partnership	1	2	2
Adjustments:
Equity-based Compensation	59	54	36
Adjustment Related to Joint Ventures	14	6	4
Depreciation and Amortization Items	12	12	13
Cash Available for Distribution (CAD)(1)(2)	$237	$256	$281

(1)         CAD is defined as set forth in footnote 3 to the table on page 177 of the Definitive Proxy Statement in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information of NSAM.”

(2)         Amounts in this row may not equal the sum of amounts reflected in the preceding rows due to rounding.

(3)         As described in more detail on page 176 of the Definitive Proxy Statement, the NSAM Standalone Projections, including the items set forth in this table, were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. Such assumptions are inherently uncertain and may be beyond the control of NSAM.

The following disclosure supplements and restates the third sentence of the last paragraph on page 205 of the Definitive Proxy Statement (carrying over to page 206) in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information of NRF”:

The NRF Standalone Projections include certain non-GAAP financial measures, such as NOI & Other Revenue, EBITDA before Equity-Comp and CAD (each as defined below).

The following disclosure supplements the disclosure in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information of NRF” beginning on page 205 of the Definitive Proxy Statement:

Set forth in the table below is a reconciliation of NRF’s projection of CAD (a non-GAAP financial measure), as included in the NRF Standalone Financial Projections, to Net Income (a GAAP financial measure) for the periods indicated below. As described in more detail on pages 205 and 206 of the Definitive Proxy Statement, NRF does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. The inclusion of this information in the Definitive Proxy Statement as well as in the supplemental disclosure as set forth in this Current Report on Form 8-K should not be regarded as an indication that the NRF special committee, the NRF board, their respective advisors or any other person considered, or now considers, the NRF Standalone Projections to be material or to be necessarily predicative of actual future results and the NRF Standalone Projections should not be relied upon as such.

The NRF Standalone Projections were previously included in the Definitive Proxy Statement. The NRF Standalone Projections, as supplemented in this Current Report on Form 8-K, were not, as described in more detail in the Definitive Proxy Statement, prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. In addition, the disclosure of the NRF Standalone Projections in the Definitive Proxy Statement, as supplemented by this Current Report on Form 8-K, is not being made to influence your decision whether to vote for or against the NRF merger proposal and the NRF charter proposal.

	Years Ending December 31(4),
	2016E	2017E	2018E
	($ in millions)
Net Income (Loss) Attributable to Common Stockholders	$63	$20	$(24)
Non-controlling Interests	1	(31)	(27)
Adjustments:
Depreciation and Amortization Items (1)	382	354	386
N-Star CDO Bond Discounts	25	18	—
Net Interest Income in Consolidated N-Star CDOs	(35)	(30)	(21)
Distributions / Adjustments to Joint Venture Partners	(37)	(50)	(51)
Other	19	6	—
Cash Available for Distribution (CAD)(2)(3)	$417	$288	$263

(1)         Includes depreciation and amortization, straight-line rental revenue, amortization of above/below market leases and equity-based compensation expense.

(2)         CAD is defined as set forth in footnote 4 to the table on page 207 of the Definitive Proxy Statement in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information of NRF.”

(3)         Amounts in this row may not equal the sum of amounts reflected in the preceding rows due to rounding.

(4)         As described in more detail on page 206 of the Definitive Proxy Statement, the NRF Standalone Projections, including the items set forth in this table, were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. Such assumptions are inherently uncertain and may be beyond the control of NRF.

The following disclosure supplements and restates the third sentence of the third full paragraph on page 191 of the Definitive Proxy Statement in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information of Colony”:

The Colony Standalone Projections include certain non-GAAP financial measures, such as Net Revenues, EBITDA and Core FFO (each as defined below).

The following disclosure supplements the disclosure in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information of Colony” beginning on page 191 of the Definitive Proxy Statement:

Set forth in the table below is a reconciliation of Colony’s projection of Core FFO (a non-GAAP financial measure), as included in the Colony Standalone Financial Projections, to Net Income (a GAAP financial measure) for the periods indicated below. As described in more detail on pages 191 and 192 of the Definitive Proxy Statement, Colony does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. The inclusion of this information in the Definitive Proxy Statement as well as in the supplemental disclosure as set forth in this Current Report on Form 8-K should not be regarded as an indication that the Colony board, their respective advisors or any other person considered, or now considers, the Colony Standalone Projections to be material or to be necessarily predicative of actual future results and the Colony Standalone Projections should not be relied upon as such.

The Colony Standalone Projections were previously included in the Definitive Proxy Statement. The Colony Standalone Projections, as supplemented in this Current Report on Form 8-K, were not, as described in more detail in the Definitive Proxy Statement, prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. In addition, the disclosure of the Colony Standalone Projections in the Definitive Proxy Statement, as supplemented by this Current Report on Form 8-K, is not being made to influence your decision whether to vote for or against the Colony merger proposal and the Colony charter proposal.

	Years Ending December 31(3),
	2016E	2017E	2018E
	($ in millions)
Net Income Attributable to Common Stockholders	$100	$157	$225
Net Income Attributable to Non-controlling Common Interests in Operating Company	19	29	41
Real Estate Depreciation and Amortization	174	165	130
Gain on Sales of Real Estate	(56)	(47)	(18)
Adjustments Attributable to Non-controlling Interests in Investment Entities	(26)	(31)	(35)
FFO Attributable to Common Interests in Operating Company and Common Stockholders	$211	$273	$343
Gain on Sales of Real Estate	56	47	18
Accumulated Depreciation and Amortization on Sale of Real Estate Previously Adjusted for FFO	(5)	(12)	0
Noncash Equity Compensation Expense	14	19	23
Straight-Line Rent Revenue	0	(3)	(2)
Amortization of Deferred Financing and Debt Premiums and Discounts	22	18	15
Amortization of Investment Management Intangibles	17	12	7
Deferred Tax Benefit from Amortization of Investment Management Intangibles	(7)	(5)	(3)
Amortization of Gain on Remeasurement of Consolidated Investment Entities, Net	4	4	2
Non-Real Estate Depreciation and Amortization	4	4	4
Gain on Change in Fair Value of Contingent Consideration	(10)	0	0
Adjustments Attributable to Non-controlling Interests in Investment Entities	(35)	(27)	(18)
Core FFO Attributable to Common Interests in Operating Company and Common Stockholders (1)(2)	$271	$330	$389

(1)         Core FFO is defined as set forth in footnote 2 to the table on page 192 of the Definitive Proxy Statement in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information of Colony.”

(2)         Amounts in this row may not equal the sum of amounts reflected in the preceding rows due to rounding.

(3)         As described in more detail on pages 191 and 192 of the Definitive Proxy Statement, the Colony Standalone Projections, including the items set forth in this table, were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. Such assumptions are inherently uncertain and may be beyond the control of Colony.

The section entitled “The Mergers—Opinion of NSAM’s Financial Advisor” beginning on page 166 of the Definitive Proxy Statement is supplemented by adding the following paragraph immediately before the section entitled “The Mergers—Opinion of NSAM’s Financial Advisor—Summary of Material Financial Analysis” on page 168 of the Definitive Proxy Statement:

Following Goldman Sachs’ presentation to the NSAM board on June 2, 2016 (which we refer to as the June 2 Presentation), it was determined that the estimates of levered free cash flows for NSAM for the second quarter through the fourth quarter of 2016 used in the illustrative discounted cash flow analyses of NSAM did not reflect the Forecasts, which resulted in the incorrect calculation of the range of illustrative present values derived from the discounted cash flow analyses, the range of NSAM’s equity percentage of the combined pro forma company resulting from the leveraged discounted cash flow and dividend discount model contribution analysis and the range of implied equity values resulting from the illustrative NSAM’s standalone levered discounted cash flow to illustrative dividend discount model analysis. Goldman Sachs subsequently performed such analyses, as of June 2, 2016, using the corrected estimates and calculations (as corrected, collectively referred to as the “Corrected Estimates and Calculations”). Based upon and subject to the foregoing, Goldman Sachs confirmed to the NSAM board that, had Goldman Sachs performed its financial analyses set forth in the presentation on June 2, 2016 using the Corrected Estimates and Calculations, there would have been no change to the conclusion set forth in the written opinion of Goldman Sachs. Goldman Sachs’ confirmation does not address any circumstances, developments or events occurring after the date of the written opinion of Goldman Sachs, other than in relation to the Corrected Estimates and Calculations, and Goldman Sachs’ opinion set forth in the written opinion of Goldman Sachs is provided only as of such date.

The following disclosure supplements and restates the last full sentence in the section entitled “The Mergers—Opinion of NSAM’s Financial Advisor—Illustrative NSAM Standalone Levered Discounted Cash Flow Analysis” beginning page 170 of the Definitive Proxy Statement:

Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of NSAM, as provided by management of NSAM. As set forth in the June 2 Presentation, this analysis indicated a range of illustrative present values of $10.41 to $14.04 per share of NSAM common stock, and using the Corrected Estimates and Calculations, this analysis indicated a range of illustrative present values of $10.84 to $14.47 per share of common stock.

The following disclosure supplements and restates the last sentence in the fourth full paragraph and the table immediately thereafter in the section entitled “The Mergers—Opinion of NSAM’s Financial Advisor—Illustrative Contribution Analysis” beginning on page 172 of the Definitive Proxy Statement:

The following table summarizes this analysis as set forth in the June 2 Presentation:

NSAM Shareholder Equity of Pro Forma Combined Company	Implied Exchange Ratio
22.5% - 31.3%	0.59 - 0.93

The following table summarizes this analysis, using the Corrected Estimates and Calculations:

NSAM Shareholder Equity of Pro Forma Combined Company	Implied Exchange Ratio
23.2% - 32.0%	0.62 - 0.96

The following disclosure supplements and restates the last sentence in the first full paragraph and the table immediately thereafter in the section entitled “The Mergers—Opinion of NSAM’s Financial Advisor—Comparison of Illustrative NSAM Standalone Levered Discounted Cash Flow Analysis to Illustrative Dividend Discount Model Analysis” beginning on page 173 of the Definitive Proxy Statement:

The chart below illustrates the comparison range of implied equity values for the above analysis as set forth in the June 2 Presentation:

Illustrative Standalone Levered DCF Analysis	Illustrative Pro Forma Dividend Discount Model Analysis
$10.41 - $14.04	$12.21 - $17.08

The chart below illustrates the comparison range of implied equity values for the above analysis using the Corrected Estimates and Calculations:

Illustrative Standalone Levered DCF Analysis	Illustrative Pro Forma Dividend Discount Model Analysis
$10.84 - $14.47	$12.21 - $17.08

Additional Supplemental Disclosure

The following disclosure supplements and restates the second full paragraph in the section entitled “The Mergers—Listing of Colony NorthStar Stock” beginning on page 227 of the Definitive Proxy Statement and the second full paragraph in the section entitled “Description of Colony NorthStar Capital Stock—Listing” beginning on page 365 of the Definitive Proxy Statement.

Colony NorthStar preferred stock is currently not traded or quoted on a stock exchange or quotation system. Following the Mergers, Colony NorthStar preferred stock is expected to be listed for trading on the NYSE. It is anticipated that: Colony NorthStar series A preferred stock will be listed under the symbol “CLNS PR A”; Colony NorthStar series B preferred stock will be listed under the symbol “CLNS PR B”; Colony NorthStar series C preferred stock will be listed under the symbol “CLNS PR C”; Colony NorthStar series D preferred stock will be listed under the symbol “CLNS PR D”; Colony NorthStar series E preferred stock will be listed under the symbol “CLNS PR E”; Colony NorthStar series F preferred stock will be listed under the symbol “CLNS PR F”; Colony NorthStar series G preferred stock will be listed under the symbol “CLNS PR G”; and Colony NorthStar series H preferred stock will be listed under the symbol “CLNS PR H.”

*              *              *

Cautionary Statement Regarding Forward-Looking Statements

This current report may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by NSAM, Colony and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the SEC, including NSAM’s and NRF’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and Colony’s

Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this report. None of NSAM, Colony or NRF is under any duty to update any of these forward-looking statements after the date of this report, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony NorthStar”), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 (File No.: 333-212739) that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar. The registration statement was declared effective by the SEC on November 18, 2016 and, on or about November 18, 2016, each of NSAM, Colony and NRF commenced mailing the joint proxy statement in definitive form to their respective stockholders of record as of the close of business on November 2, 2016. Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED BY EACH OF NSAM, COLONY AND NRF ON NOVEMBER 18, 2016, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016, JULY 29, 2016 AND OCTOBER 17, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, THE CURRENT REPORT ON FORM 8-K FILED BY NSAM ON NOVEMBER 7, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

Contacts:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lglassen@aaddoir.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016, October 17, 2016 and November 7, 2016 in connection with the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. A more complete description is available in the definitive joint proxy statement/prospectus filed by each of NSAM, Colony and NRF with the SEC on November 18, 2016. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This current report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NorthStar Asset Management Group Inc. (Registrant)

Date: December 9, 2016	By:	/s/ Ronald J. Lieberman
Ronald J. Lieberman

Executive Vice President, General Counsel and Secretary